

December 23, 2010

<u>Via U.S. Mail and Facsimile 212.946.3999</u>

Mr. Jeffrey Chertoff
Chief Financial Officer
Bonds.com Group, Inc.
529 Fifth Avenue, 8th Floor
New York, NY 10017

>   **Re: Bonds.com Group, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed March 31, 2010**
>   **Form 10-Q for the period ended September 30, 2010**
>   **Filed November 16, 2010**
>   **File No. 0-51076**

Dear Mr. Chertoff:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2009</u>

<u>Item 8A(T). Controls and Procedures, page 39</u>

<u>Management's Annual Report on Internal Control over Financial Reporting, page 39</u>

1.   We note that management concluded that internal control over financial reporting as of December 31, 2009 "may" not be effective. Please revise your disclosure to state

whether your internal control over financial reporting either was effective or was not effective at such time.

Notes to Consolidated Financial Statements, page 55

Note 2 – Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 56

2.   We note that you record revenues generated from securities transactions on a settlement date basis. Please tell us your basis for such recognition criteria and the applicable accounting literature relied upon.

Note 19 – Income Taxes, page 75

3.   We note your disclosure indicating that a valuation allowance was established for all periods presented for the full amount of the deferred tax asset due to the uncertainty of realization. Given this uncertainty, please tell us why you have not reserved for the remaining deferred tax asset of $1.3 million as of December 31, 2009. Please also reconcile such gross amounts as reported herein to amounts per your consolidated balance sheet as of December 31, 2009.

Item 14. Exhibits, Financial Statement Schedules, page 42

Exhibits 31.1 and 31.2

4.   We note that you have altered certain language related to the certifications of your Principal Executive Officer and Principal Financial Officer herein and within your Form 10-Q for the period ended September 30, 2010. In future filings, please do not alter the language of your officers' certifications, as the required certifications must be in the exact form set forth in Item 601(b)(31) of Regulation S-K for both annual and interim periods.

Form 10-Q for the period ended September 30, 2010

Condensed Consolidated Statement of Changes in Stockholders' Equity, page 4

5.   It appears that certain amounts as of December 31, 2009 and September 30, 2010 do not agree to amounts presented within your condensed consolidated balance sheet. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Brach Chief